MCCARTER & ENGLISH, LLP
                                ATTORNEYS AT LAW
                               FOUR GATEWAY CENTER
                               1OO MULBERRY STREET
                                  P.O. BOX 652
                              NEWARK, NJ O71O1-O652
                              Phone (973) 622-4444
                               Fax (973)-624-7070

                                                               November 10, 2005

RE:   Astralis Ltd.: Registration No. 333-115974

U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ladies and Gentlemen:

      On October 12, 2005, Astralis Ltd. filed Post-Effective Amendment No. 1 to Form SB-2 Registration Statement No. 333-115974 (the "Amendment"). The Amendment was incorrectly filed as a Pre-Effective Amendment over the Edgar filing system, instead of being filed as a Post-Effective Amendment. On behalf of Astralis Ltd., please withdraw the Amendment so that the Amendment may be refiled correctly. If you have any questions please contact Jeffrey A. Baumel of this office at (973) 622-4444.

                                                   Very truly yours,


                                                   /s/ Jeffrey A. Baumel